800 W. Main Street

Suite 1460

Boise, Idaho 83702

June 12, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Idaho Copper Corporation
Registration Statement on Form S-1
File No. 333- 280762

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Idaho Copper Corporation hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern Time, on Friday, June 14, 2025, or as soon as practicable thereafter.

Very truly yours,

Idaho Copper Corporation

By:	/s/ Robert Scannell
Robert Scannell
Chief Financial Officer